UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In April 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	51,610,590	64.5988	32.5438
Non-Voting Shares	2,279,640	2.8968	1.4374
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	sell	1/abr	100	141.35	R$14,135.00
Non-Voting Shares		sell	1/abr	200	141.70	R$28,340.00
Non-Voting Shares		sell	1/abr	300	140.99	R$42,297.00
Non-Voting Shares		sell	1/abr	400	140.51	R$56,204.00
Non-Voting Shares		sell	1/abr	400	141.40	R$56,560.00
Non-Voting Shares		sell	1/abr	500	141.10	R$70,550.00
Non-Voting Shares		sell	1/abr	500	142.70	R$71,350.00
Non-Voting Shares		sell	1/abr	500	143.30	R$71,650.00
Non-Voting Shares		sell	1/abr	700	140.00	R$98,000.00
Non-Voting Shares		sell	1/abr	800	141.00	R$112,800.00
Non-Voting Shares		sell	1/abr	1,000	140.90	R$140,900.00
Non-Voting Shares		sell	1/abr	1,000	141.50	R$141,500.00
Non-Voting Shares		sell	1/abr	1,000	142.10	R$142,100.00
Non-Voting Shares		sell	1/abr	1,002	143.00	R$143,286.00
Non-Voting Shares		sell	1/abr	1,019	143.20	R$145,920.80
Non-Voting Shares		sell	1/abr	2,000	141.49	R$282,980.00
Non-Voting Shares		sell	1/abr	2,000	142.30	R$284,600.00
Non-Voting Shares		sell	1/abr	2,000	142.40	R$284,800.00
Non-Voting Shares		sell	1/abr	2,200	142.60	R$313,720.00
Non-Voting Shares		sell	1/abr	2,300	140.80	R$323,840.00
Non-Voting Shares		sell	1/abr	2,300	141.20	R$324,760.00
Non-Voting Shares		sell	1/abr	3,000	142.20	R$426,600.00
Non-Voting Shares		sell	1/abr	5,000	142.50	R$712,500.00
Non-Voting Shares		sell	1/abr	6,300	140.50	R$885,150.00
Non-Voting Shares		sell	1/abr	10,500	143.50	R$1,506,750.00
Non-Voting Shares		sell	1/abr	11,000	142.00	R$1,562,000.00
Non-Voting Shares		Total		58,021		R$8,243,292.80
Non-Voting Shares		sell	2/abr	1,000	143.49	R$143,490.00
Non-Voting Shares		sell	2/abr	8,000	143.50	R$1,148,000.00
Non-Voting Shares		sell	2/abr	2,700	143.60	R$387,720.00
Non-Voting Shares		sell	2/abr	2,900	143.70	R$416,730.00
Non-Voting Shares		sell	2/abr	4,500	143.80	R$647,100.00
Non-Voting Shares		sell	2/abr	8,500	144.00	R$1,224,000.00
Non-Voting Shares		sell	2/abr	100	144.30	R$14,430.00
Non-Voting Shares		Total		27,700		R$3,981,470.00
Non-Voting Shares		sell	5/abr	1,000	144.20	R$144,200.00
Non-Voting Shares		sell	5/abr	2,000	144.40	R$288,800.00
Non-Voting Shares		sell	5/abr	3,000	144.00	R$432,000.00
Non-Voting Shares		Total		6,000		R$865,000.00
Non-Voting Shares		sell	6/abr	840	143.20	R$120,288.00
Non-Voting Shares		sell	6/abr	4,200	143.10	R$601,020.00
Non-Voting Shares		sell	6/abr	5,000	142.80	R$714,000.00
Non-Voting Shares		sell	6/abr	5,000	142.90	R$714,500.00
Non-Voting Shares		sell	6/abr	5,000	143.00	R$715,000.00
Non-Voting Shares		Total		20,040		R$2,864,808.00
Non-Voting Shares		sell	8/abr	100	140.01	R$14,001.00
Non-Voting Shares		sell	8/abr	100	140.60	R$14,060.00
Non-Voting Shares		sell	8/abr	200	140.45	R$28,090.00
Non-Voting Shares		sell	8/abr	400	140.20	R$56,080.00
Non-Voting Shares		sell	8/abr	700	140.40	R$98,280.00
Non-Voting Shares		sell	8/abr	1,000	140.10	R$140,100.00
Non-Voting Shares		sell	8/abr	28,460	140.00	R$3,984,400.00
Non-Voting Shares		Total		30,960		R$4,335,011.00
Non-Voting Shares		sell	12/abr	20,600	140.00	R$2,884,000.00
Non-Voting Shares		Total		20,600		R$2,884,000.00
Non-Voting Shares		sell	13/abr	5,000	140.30	R$701,500.00
Non-Voting Shares		Total		5,000		R$701,500.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	51,610,590	64.5988	32.5438
Non-Voting Shares	2,111,319	2.6829	1.3313

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In April 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( )Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	759,305	0.9503	0.4787
Non-Voting Shares	781,706	0.9933	0.4929
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	transferred	26/abr	1
Common Shares		Total		1
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	759,306	0.9503	0.4787
Non-Voting Shares	781,706	0.9933	0.4929

In April 2004 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco BCN Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( )Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5	0.0010	0.0010
Non-Voting Shares
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5	0.0010	0.0010
Non-Voting Shares

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In April 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	49,210	0.0615	0.0310
Non-Voting Shares	123,744	0.1572	0.0780
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	buy	15/abr	100	137.10	13,710.00
Non-Voting Shares		Total		100		13,710.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	49,210	0.0615	0.0310
Non-Voting Shares	123,844	0.1573	0.0780

In April 2004 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco BCN Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1	0.0002	0.0002
Non-Voting Shares
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1	0.0002	0.0002
Non-Voting Shares

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( )Board of Executive Officers	(x)Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	59,788	0.0748	0.0377
Non-Voting Shares	21,144	0.0268	0.0133
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	buy	1/abr	100	135.50	13,550.00
Non-Voting Shares		buy	1/abr	100	136.20	13,620.00
Non-Voting Shares		Total		200		27,170.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	59,788	0.0748	0.0377
Non-Voting Shares	21,344	0.0271	0.0134

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.